SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  November, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Notice to the Market

VCP is selected again to take part in the Bovespa’s
Sustainability Index

São Paulo, November 27, 2007 - Votorantim Celulose e Papel (BOVESPA: VCPA4, NYSE: VCP) has been chosen as one of the companies taking part in ISE in 2007, Corporate Sustainability Index, which is in its third year of validity in the São Paulo Stock Exchange (BOVESPA).

The Corporate Sustainability Index (ISE) measures the total return of a theoretical portfolio comprised of 40 shares of 32 companies fully committed to social responsibility and corporate sustainability. These shares are selected among the most traded ones on the BOVESPA in terms of liquidity, and are weighted in the portfolio by the market value of the shares available for trading (free float).

According to the ISE methodology, companies are chosen in an integrated way, using the triple bottom line (TBL), a concept introduced by the English consulting firm Sustain Ability, which evaluates economic, financial, social and environmental elements. Corporate governance indicators, general, basic and product nature ones were included to TBL’s principles.

The maintenance of our participation in the ISE indicates that VCP is in the right path to grow in a sustained manner that creates value for shareholders, clients, business partners, employees and all of society. We need to maintain our unique and fundamental expertise in generating long-term sustainability in our business and create a constructive dialogue with all levels of society.

Learn about ISE’s Annual Theoretical Portfolio, available for the Dec. 2007/Dec. 2008 period:

Share Price: VCPA4=R$53.40 ADR VCP =US$ 29,86 November 26, 2007	Number of Shares: 204.145.507 Market Capitalization: R$ 10.9 billion US$ 6.0 billion	Investor Relations Phone: (5511) 2138-4168/ 4287 4261/ 4361 Fax: (5511) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br	Valdir Roque Finance and Investor Relations Officer Andrea Kannebley Investor Relations Manager Sandra Matsumoto Susana Yamamoto

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

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Notice to the Market

Code	Share	Class	Theory Quantity	% Interest
ACES4	ACESITA	PN	30,453,342	0.538
ALLL11	ALL AMER LAT	UNT N2	324,143,779	1.605
ARCZ6	ARACRUZ	PNB N1	482,995,822	1.351
BBDC3	BRADESCO	ON N1	351,080,196	4.027
BBDC4	BRADESCO	PN N1	972,511,680	11.419
BBAS3	BRASIL	ON ED NM	367,542,376	2.141
BRKM5	BRASKEM	PNA N1	163,044,126	0.523
CCRO3	CCR RODOVIAS	ON NM	114,785,469	0.75
CLSC6	CELESC	PNB N2	22,104,921	0.198
CMIG3	CEMIG	ON N1	34,150,019	0.266
CMIG4	CEMIG	PN N1	268,300,528	2.071
COCE5	COELCE	PNA	26,353,337	0.127
CPLE3	COPEL	ON	21,703,707	0.137
CPLE6	COPEL	PNB	100,930,497	0.632
CPFE3	CPFL ENERGIA	ON NM	129,942,661	0.996
DASA3	DASA	ON NM	53,294,869	0.412
ELPL6	ELETROPAULO	PNB* N2	22,550,182,965	0.672
EMBR3	EMBRAER	ON NM	737,618,968	3.286
ENBR3	ENERGIAS BR	ON NM	62,114,409	0.362
GGBR3	GERDAU	ON EJ N1	48,546,478	0.425
GGBR4	GERDAU	PN EJ N1	291,884,617	3.079
GOAU3	GERDAU MET	ON EJ N1	22,832,730	0.313
GOAU4	GERDAU MET	PN EJ N1	118,534,140	1.653
GOLL4	GOL	PN N2	59,339,921	0.619
MYPK4	IOCHP-MAXION	PN N1	25,061,788	0.192
ITAU3	ITAUBANCO	ON EJ N1	160,038,336	1.46
ITAU4	ITAUBANCO	PN EJ N1	1,132,460,528	10.836
ITSA3	ITAUSA	ON EDJ N1	278,130,547	1.028
ITSA4	ITAUSA	PN EDJ N1	1,803,306,353	4.637
RENT3	LOCALIZA	ON NM	100,568,420	0.364
NATU3	NATURA	ON NM	110,987,100	0.447
PRGA3	PERDIGAO S/A	ON NM	87,419,642	0.754
PETR3	PETROBRAS	ON	710,866,028	14.344
PETR4	PETROBRAS	PN	1,037,076,101	17.806
SUZB5	SUZANO PAPEL	PNA I07 N1	146,123,401	0.931
SZPQ4	SUZANO PETR	PN N2	53,625,855	0.118
TAMM4	TAM S/A	PN N2	68,498,380	0.748
TBLE3	TRACTEBEL	ON NM	203,938,036	0.982
UGPA4	ULTRAPAR	PN N1	31,895,512	0.453
UBBR3	UNIBANCO	ON N1	44,130,726	0.304
UBBR11	UNIBANCO	UNT N1	1,065,225,621	5.789
VCPA4	V C P	PN N1	98,410,458	1.205

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: November 27, 2007	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer